

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 8, 2021

Michael Gravelle
General Counsel
Austerlitz Acquisition Corporation I
1701 Village Center Circle
Las Vegas, NV 89134

      Re: Austerlitz Acquisition Corporation I
          Draft Registration Statement on Form S-1
          Submitted January 12, 2021
          CIK No. 0001838207

Dear Mr. Gravelle:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1

Risk Factors, page 45

1.   We note that your risk factor disclosures on pages 70, 73, and 76 indicate each publicly offered unit will consist of one-third instead of one-fourth of one warrant as disclosed in The Offering section on page 15. Please revise your disclosures.

Index to Financial Statements, page F-1

2.   Please tell us why you provided audited financial statements for the partial interim period ended January 4, 2021, given your December 31 fiscal year end.

You may contact Frank Knapp at 202-551-3805 or Shannon Menjivar at 202-551-3856 if you have questions regarding comments on the financial statements and related matters. Please contact Jonathan Burr at 202-551-5833 or Maryse Mills-Apenteng at 202-551-3457 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction